SRKP 2, INC.
4737 North Ocean Drive
Suite 207
Lauderdale by the Sea, FL 33308

July 30, 2008

James Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE: SRKP 2, Inc. (the “Company”)
Form 10-KSB for the Year Ended December 31, 2007
File No. 000-52536

Dear Mr. Rosenberg:

This letter is in response to the comments contained in the Staff’s letter to Anthony C. Pintsopoulos, dated July 21, 2008 concerning the above-referenced Form 10-KSB (the “Report”). We have made the requested changes in the revised Report filed concurrently with this letter.

As requested, the Company, hereby acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filing with the Commission; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to its filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities law of the United States.

Thank you for your attention to this matter. We look forward to hearing from you. Direct questions or requests for clarification of matters addressed in this letter may be addressed to the undersigned or to David N. Feldman, Esq. of Feldman Weinstein & Smith LLP at (212)869-7000 or by fax at (212)997-4242.

Sincerely,

SRKP 2, Inc.

By:  /s/ Anthony C. Pintsopoulos
Anthony C. Pintsopoulos
Secretary